Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination (the “Business Combination”) between Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

The following is a transcript of a corporate overview video first made available on October 28, 2021.

Terran Orbital Corporate Overview Video - Transcript

Space is more than an unknown. It is a force that compels us to discover it, to reach out and know it. For centuries, humankind has imagined its presence in the cosmos and what innovations in space might mean to life on Earth.

What could we achieve with a view from the outside looking in. Though we were able to solve the engineering and technical hurdles of accessing space, the financial burden afforded access to governments and the few who could afford a king’s ransom.

But, thanks to pioneering university students and staff, a new era began to bring human ingenuity to space. With the first affordable and capable small satellite concept, the CubeSat, these engineers developed a new blueprint for space innovation and affordable access.

From these creators emerged the Terran Orbital family of companies and the Terran Orbital Satellite Solutions entity, Tyvak Nano-satellite Systems. With Tyvak, Terran Orbital commercialized CubeSat technology and is the gold standard for small satellites and subsystems.

Terran Orbital is an end-to-end service provider for small satellite manufacturing, launch, and operations. Unparalleled success led the Tyvak team to expand beyond the CubeSat’s size and to begin producing larger vehicles.

This remarkable decade-long journey with Tyvak is one of providing innovative, cost-effective solutions to missions that were previously unthinkable by small satellites. Terran Orbital’s Satellite Solutions have expanded what is possible to achieve in space.

From success in delivering Satellite Solutions with Tyvak, Terran Orbital expanded its family in 2019, introducing its Earth Observation Solutions entity, PredaSAR.

Under the cover of darkness, aggressors are preparing to launch attacks on military targets and civilian populations across the globe. To stop them, friendly forces need to detect and react within a matter of hours...even minutes.

On a barrier reef, an oil tanker crashes and spills millions of barrels of oil into the ecosystem.

Time is critical to prevent the spread and begin cleanup.

Massive wildfires are moving quickly. Trapping hikers and campers. Rescuers need the visibility to see through thick layers of smoke to locate those trapped.

A devastating hurricane makes landfall in the night, flooding homes, and washing away streets, stranding thousands. Timing is critical and first responders need immediate insights into which areas need help first to save lives.

In perilous situations where life and valuable resources are on the line, the need for real-time data and visibility is critical. Unfortunately, there are no existing solutions to adequately meet these demands.

Physical access to these areas from aircraft is often impossible. [voice over: visibility, negative.] Traditional satellites can take days or weeks to get clear pictures from space, limited to daylight and perfect weather. When answers are needed quickly, there needs to be a different solution. That's where PredaSAR comes in.

Terran Orbital is deploying the world's largest fleet of radar satellites, traveling around the earth closely and quickly in low earth orbit. The PredaSAR line of satellites use a technology called synthetic aperture radar or SAR to see anywhere on earth, in minutes.

SAR is a technology that uses radar to transmit radio waves to earth and listens for those waves to bounce back. PredaSAR satellites then uses SAR technology to form those waves into pictures, videos, and 3D models of objects. Where traditional imaging satellites need the sun's light to capture images, PredaSAR satellites use radar to make their own light at any time of day, seeing through clouds, weather, and smoke.

For decades, this technology was almost exclusively used by governments, but advances in technologies and more affordable access to space have opened the doors for a wide range of global commercial opportunities. With PredaSAR satellites, we can see anywhere in the world in a matter of minutes, no obstructions, no delays.

First responders can pinpoint where help is needed the most. Insurance companies can assess where large-scale damage is most severe.

And the military can have unparalleled insight into every move the enemy makes -- day or night. [voice over: threat neutralized.]

With lives and precious resources on the line, the world can no longer afford to stay in the dark. Terran Orbital Earth Observation Solutions will be there when the world needs us the most.

To address the demand for large constellations, such as PredaSAR, and hundreds, even thousands of small satellites, requires innovation and excellence at scale.

To answer this call, Terran Orbital is building massive, state-of the-art facilities.

This new campus will expand and automate manufacturing as well as vertically integrate much of Terran Orbital’s supply chain. As we grow, so do our successes and our imagination.

Terran Orbital is building the future of small satellite manufacturing and mission solutions to deliver on the promise of a better and safer world from space.

Additional Information

In connection with the proposed Business Combination (as defined above), Tailwind Two intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Tailwind Two (the “Registration Statement”), and after the Registration Statement is declared effective, Tailwind Two will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Tailwind Two’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Terran Orbital, Tailwind Two and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of Tailwind Two as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website sec.gov or by directing a request to: Tailwind Two Acquisition Corp., 150 Greenwich Street, 29th Floor, New York, NY 10006.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This communication includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management’s views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as “project,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “will,” “should,” and “could” and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this communication may include, for example; statements about Terran Orbital’s industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the Business Combination, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two’s shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the Business Combination or in the future, the likelihood and ability of the parties to successfully consummate the Business Combination, and those factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, and in subsequent filings with the SEC, including the proxy statement/prospectus relating to the Business Combination expected to be filed by Tailwind Two. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital’s actual results (many of which are beyond Terran Orbital’s control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise. Terran Orbital’s actual results may differ materially from those set forth in this communication. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this communication constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, must make your own decisions and perform your own independent investment and analysis of the Business Combination.